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                            January 29, 2024

       Charles M. Stoehr
       Senior Vice President, Chief Financial Officer and Director VOXX International Corporation
       2351 J. Lawson Boulevard
       Orlando, FL 32824

                                                        Re: VOXX International
Corporation
                                                            Form 10-K for
Fiscal Year Ended February 28, 2023
                                                            Form 10-Q for
Fiscal Quarter Ended November 30, 2023
                                                            File No. 001-09532

       Dear Charles M. Stoehr:

                                                        We have reviewed your
filings and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended February 28, 2023

       Consolidated Financial Statements
       Consolidated Statements of Stockholders' Equity, page 58

   1. Please remove the line item/column deducting redeemable equity inside of stockholders'
                                                        equity from your
balance sheets and statements of stockholders' equity as this appears to result in the actual
components of stockholders' equity being shown at larger amounts than appropriate. Instead
directly reduce the actual components of stockholders' equity to the appropriate amounts. In
addition, for each period presented (including interim periods in your Forms 10-Q),
present roll forwards of changes in temporary equity (redeemable equity and redeemable
non-controlling interest) outside of the statements of stockholders'
                                                        equity. Refer to ASC
480-10-S99-1 through S99-3A.
 Charles M. Stoehr
VOXX International Corporation
January 29, 2024
Page 2
Note 1. Description of Business and Summary of Significant Accounting Policies
(u) Accounting for Stock-Based Compensation
Grant of Shares to Chief Executive Officer, page 80

2. Please disclose the contingent events that would allow Mr. Lavelle to redeem the shares that are not probable at this time and result in remeasurement of the amounts in redeemable equity not being recorded.
Note 2. Acquisitions
Onkyo, page 84

3. Please tell us and disclose in greater detail the terms of the put and call options, including their value and the formula defined in the joint venture agreement. Also, tell us how the excess of the redemption amount over the carrying amount of the redeemable non-
         controlling interest was minimal as of each balance sheet date (and even when the carrying amount was negative at November 30, 2023). Refer to paragraph 22 of ASC 480-
         10-S99-3A.
Form 10-Q for Fiscal Quarter Ended November 30, 2023

Consolidated Financial Statements
Note 2. Acquisition
a) Redeemable Non-controlling Interest, page 8

4. Please tell us and disclose your basis in GAAP for recording a prior period adjustment to redeemable non-controlling interest and retained earnings in the quarter ended August 31,
         2023, rather than correcting it in the prior period(s) to which it relates. Also, tell us your basis for recording the adjustment directly to retained earnings, rather than through the statement of operations. In addition, provide us with a complete SAB 99 materiality analysis for each period impacted.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 with any questions.



FirstName LastNameCharles M. Stoehr                             Sincerely,
Comapany NameVOXX International Corporation
                                                                Division of
Corporation Finance
January 29, 2024 Page 2                                         Office of Trade
& Services
FirstName LastName